AUSTRIAN AIRLINES

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

Vienna, 6 May, 2003

Our Ref. EIR | Phone/Extension 0043 5 1766 3328 | Fax 0043 5 1766 3333

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Austrian Airlines, Österreichische Luftverkehrs-Aktiengesellschaft, Member of IATA
Headoffice, Fontanastraße 1, A-1107 Vienna, Phone (+43 1) 17 66-0, Fax (+43 1) 68 55 05, Telex 131811
Passenger services office, Kärntner Ring 18, A-1010 Vienna, Phone (+43 1) 505 57 57, Reservation phone (+43 1) 17 89
Airport Base, A-1300 Vienna Airport, Phone (+43 1) 711 10-0
Disclosure under § 14 HGB: Stock Company, Vienna, Commercial Court Vienna, FN 111000k, DVR: 0091740

AUSTRIAN AIRLINES GROUP

Rule 12g3-2(b) File No. 82-4970

Ad-hoc Release

May 6, 2003

CONSISTENT PRODUCTION AND COST-CUTTING MEASURES BEGIN TO BRING RESULT UNDER CONTROL

Financial Result of the Austrian Airlines Group for First Quarter 2003

In the reporting period of the first quarter of 2003, the EBITDAR of EUR 63.0m rose by EUR 22.4m or 55.2 % compared to the figure for the same period the previous year (EUR 40.6m). The EBIT fell by EUR 7.6m (19.0 %) to EUR –47.7m. The profit before tax was EUR -53.3m following EUR -51.5m in the same period last year. Flight revenue fell slightly, by 2.8 % to EUR 416.6m, due to the lower demand and reduced yields. In an interim balance sheet statement, Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, said the following: "Regrettably, the first quarter of 2003 was badly affected by the global economic downturn, the crisis in Iraq and the early effects of SARS. Only by taking immediate measures to cut our production and costs were we able to begin bringing the negative effects under control. This programme will be followed on the costs side by further far-reaching cuts, and on the revenue side by a broad series of marketing offensives. Despite the welcome conclusion to the war in Iraq, the continuing negative influence of the other factors means that demand has not yet picked up again."

Overview of financial result for 1st quarter 2003

Result indicators	Unit	1-3 / 2003	1-3 / 2002	+/- %
Revenue	EURm	448.0	461.9	-3.0
EBITDAR adjusted [1]	EURm	17.7	45.0	-60.7
EBITDAR	EURm	63.0	40.6	55.2
EBIT adjusted [2]	EURm	-50.9	-35.7	-42.6
EBIT	EURm	-47.7	-40.1	-19.0
Profit before tax adjusted [2]	EURm	-58.3	-52.9	-10.2
Profit before tax	EURm	-53.3	-51.5	-3.5
Cash flows from operating activities	EURm	46.7	76.8	-39.2
Passengers carried	Passengers	1,744,748	1,746,684	-0.1
Passenger load factor (scheduled services)	%	64.9	66.0	-1.1 P.

1) Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
2) Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

Chief Financial Officer Mr. Thomas Kleibl describing the current situation: "The success in 2002 is visibile in our fortified competitiveness and the improvement of our capability to react fast. The currently difficult situation of world-aviation is slowing down our turnaround programme. The persistent direction for success must not be endangered by individual interests!" highlights Kleibl the necessity for a co-ordinated overall effort of the entire Group.

Fall in result

In the first quarter, the result fell in comparison to the previous year. The EBIT fell by EUR 7.6m to EUR -47.7m, while profit before tax was EUR -53.3m following EUR -51.5m in the same period last year. These figures need to be viewed in the proper context of wider seasonal factors, which generally lead to negative results in the aviation industry in the first quarter of the year. This situation worsened in 2003 due to the global uncertainty over continued difficulties in the global economy, the conflict in Iraq and the outbreak of SARS.

Fall in cash flows from operating activities

Due to the reduced working capital compared to the first quarter of last year, the cash flow from operating activities fell from EUR 76,8m in 2002 by EUR 30,1m to EUR 46,7m. As a result of the Group's sharply reduced investment volumes, its cash and cash equivalents remained at approximately the same level as that at the end of last year.

Slight reduction in revenue

Despite an increase in passenger kilometers, flight revenue fell by 2.8 % to EUR 416.6m due to the change in demand and reduced yields. Exchange rate valuations of foreign currency liabilities at the reporting date provided other operating income. As a result, the operating revenue of the Austrian Airlines Group rose by EUR 31.7m (+6.6 %) to EUR 509.5m.

Slight increase in expenditure

Operating expenses in the first quarter of 2003 reached EUR 557.2m, an increase of 7.6 % or EUR 39.3m on the comparable period for the previous year. The rise is essentially due to provisions amounting to EUR 42.1m for aircraft awaiting sale, made in accordance with IAS 36 (Impairment). When adjusted to account for such effects, expenditure fell by EUR 2.8m (-0.5 %).

Traffic trend at same level as previous year

Capacity on **scheduled services** increased in the first quarter of 2003 against the extremely weak comparison period the previous year. Available seat kilometers rose by 13.3 %. Due to the global uncertainty surrounding the Iraq conflict and SARS, however, revenue passenger kilometers – used as a measure of demand – only increased by 11.5 %. The passenger load factor fell to 64.9 % (-1.1P.) as a result. The number of passengers carried fell by 3.3 % to 1,532,941. With total revenues of EUR 371.1m (-5.3 %), the EBIT for the scheduled segment was EUR -40.8m, compared to EUR -36.2m the previous year.

In the **charter service segment**, production increased compared to the weak preceding year. Available seat kilometers increased by 46.2 %. As levels of demand became progressively weaker, however, revenue passenger kilometers only rose by 32.5 %. Revenue in this segment totalled EUR 45.5m, following EUR 36.6m the previous year. The EBIT fell from EUR -4.1m in the first quarter of 2002 to EUR -7.1m in the same period of 2003.

The **complementary services** segment (which includes catering, Travel Value Shops, third party handling and aircraft leasing) recorded revenues of EUR 31.4m (-6.3 %) in the first quarter. At EUR 0.2m, the EBIT remained constant compared to the preceding year.

Taken by **geographical segment**, there were significant falls in scheduled services compared to the previous year, primarily on routes to North America and the Middle East. In the charter area, Tunisia, Morocco and Egypt developed at a stronger rate than last year, but remained below expectations due to the conflict in Iraq.

Strategy to meet demand for low-cost travel a success

In the first quarter, the Austrian Airlines Group successfully introduced the second generation of its offers designed to exploit the growing market for low-cost flights. The Group has used a range of new management tools, allowing it to place its special offer fare offensives in accordance with predicted average load factors on respective routes. Examples include the Group's new return fares to any destination in Germany for just EUR 110. In an effort to stimulate demand for flights in the coming summer season, moreover, the Austrian Airlines Group has launched a worldwide "Magic Price" offensive, with fares reduced by up to 50 %.

The Group's Chief Commercial Officer, Dr. Josef E. Burger, commented that, "The new system allows us to offer the same fares as our no-frills competitors without undermining our East-West and West-East network transfer concept. We already control market share under both business models, which allows us to offer the customer a significantly greater range of options via all possible sales channels."

Strategic fleet adjustment continued

Investment volume in the first quarter was EUR 47.0m, following a figure of EUR 168.4m last year (-72.1 %). Based on fixed long-term purchase agreements, two highly modern and cost-efficient Dash 8-400 aircraft have been newly integrated into the fleet since the beginning of the year.

The Group took a number of important steps in the reporting period as part of its concerted effort to adjust the fleet and business segments to changed market conditions. The sale of two Lear 60 Business Jets means that the 'Corporate Jet' business segment can now be closed down in its entirety. The order for a fourth Boeing 777 long-range jet was converted into a contract for three medium-range aircraft of the modern Boeing 737-800 type.

During the Group's consistent attempts to cut unnecessary capacity and idle cost, three Dash 8 (one of which with a purchasing agreement) and one Boeing 737 aircraft had been leased out as at 31 March.

Due to the current lack of demand, one Airbus 321, one Canadair RJ, one Dash 8-300 and one Dash 8-400 were also put out of service temporarily. Current overcapacity is being reduced wherever possible and will be profitably employed again once markets have recovered.

<u>Next publication of financial result:</u>
Hal-year result of Austrian Airlines Group on 7 August 2003

<u>Next traffic statistics:</u>
Traffic statistics of the Austrian Airlines Group for April 2002 on 19 May 2003

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications, AUSTRIAN AIRLINES GROUP / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

Letter to Shareholders

January-March 2003

Rule 12g3-2(b) File No. 82-4970

The Austrian Airlines Group at a glance

		1-3 / 2003	1-3 / 2002	+/- %
Revenue	EUR m	448.0	461.9	-3.0
EBITDAR adjusted [1]	EUR m	17.7	45.0	-60.7
EBITDAR	EUR m	63.0	40.6	55.2
EBIT adjusted [2]	EUR m	-50.9	-35.7	-42.6
EBIT	EUR m	-47.7	-40.1	-19.0
Profit before tax adjusted [2]	EUR m	-58.3	-52.9	-10.2
Profit before tax	EUR m	-53.3	-51.5	-3.5
Cash flows from operating activities	EUR m	46.7	76.8	-39.2
Passengers carried		1,744,748	1,746,684	-0.1
Passenger load factor (scheduled services)	%	64.9	66.0	-1.1P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

AUSTRIAN AIRLINES GROUP

Highlights

- Global economic and political crises cause slowdown in demand
- Further cost-cutting measures introduced
- EBIT falls from EUR –40.1m to EUR –47.7m
- Profit before tax falls from EUR –51.5m to EUR –53.3m
- Strategic adjustment of fleet and business segments continues

Contacts

Investor Relations
Karl H. Knezourek
Tel.: ++43 (0)5 1766 – 3642
Fax: ++43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: http://www.aua.com

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 – 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 – 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

A Word from the Board of Management

Dear Shareholders,

At the end of last year, we were able to look into the near future with a degree of optimism. Within a very brief period, however, the indicators have fundamentally changed. Uncertainty surrounding the future development of the world economy, the conflict in Iraq and the spread of SARS (Severe Acute Respiratory Syndrome) have combined to force demand significantly below the levels expected.

In the first quarter, revenue was down on our expectations and advance bookings were also below the expected figures. Such a situation requires that we immediately adjust our cost situation and capacities to the changed demand and revenue position. For this reason, we have resolved to take immediate measures designed to secure our result.

We have made a long-term cost reduction of 5 % across the Group for the full year 2003. This translates into a saving of approximately EUR 40m. Overall production was cut back by around 5 % in the first quarter. Between April and June, some 10 % of planned scheduled flights will be removed from the programme. This temporary production adjustment will bring an additional reduction in costs of 10 %, enabling us to achieve further cost savings of EUR 20m.

While these measures are in place, four aircraft will be grounded until further notice.

At the same time, we have continued to pursue a policy of strategic fleet and business segment adjustment. We have reduced our idle costs with the sale of two Lear 60 Business Jets, and converted our order for a fourth Boeing 777 long haul jet into a contract for three medium-range aircraft of the modern Boeing 737-800 type.

The starting position for the new financial year represents a challenge for the airline industry around the world, and forecasts for 2003 are currently burdened by a high level of uncertainty. Over the past twelve months, we have succeeded in making substantial improvements to our financial position, the reaction speed of the Group and our liquidity situation.

By continuing to implement the measures it has introduced over the past year, the Austrian Airlines Group will find a way out of this difficult situation and continue on its turnaround course.

Vagn Soerensen | Walter Bock | Josef Burger | Thomas Kleibl

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2002.

Slight reduction in revenue

Despite an increase in passenger kilometers, flight revenue fell by 2.8 % to EUR 416.6m due to the change in demand and reduced yields. Exchange rate valuations of foreign currency liabilities at the reporting date provided other operating income. As a result, the operating revenue of the Austrian Airlines Group rose by EUR 31.7m (+6.6 %) to EUR 509.5m.

Slight increase in expenditure

Operating expenses in the first quarter of 2003 reached EUR 557.2m, an increase of 7.6 % or EUR 39.3m on the comparable period for the previous year. The rise is essentially due to provisions amounting to EUR 42.1m for aircraft awaiting sale, made in accordance with IAS 36 (Impairment). When adjusted to account for such effects, expenditure fell by EUR 2.8m (–0.5 %).

Fall in result

In the first quarter, the result fell in comparison to the previous year. The EBIT fell by EUR 7.6m to EUR –47.7m, while profit before tax was EUR –53.3m following EUR –51.5m in the same period last year. These figures need to be viewed in the proper context of wider seasonal factors, which generally lead to negative results in the aviation industry in the first quarter of the year. This situation worsened in 2003 due to the global uncertainty over continued difficulties in the global economy, the conflict in Iraq and the outbreak of SARS.

Fall in cash flows from operating activities

Due to the slight reduction in the inflow of funds from working capital compared to the first quarter of 2002, cash flows from operating activities fell by EUR 30.1m in the reporting period from EUR 76.8m last year to EUR 46.7m. As a result of the Group's sharply reduced investment volumes, its cash and cash equivalents remained at approximately the same level as that at the end of last year.

Strategic fleet adjustment continued

Investment volume in the first quarter was EUR 47.0m, following a figure of EUR 168.4m last year (–72.1 %). Based on fixed long-term purchase agreements, two highly modern and cost-efficient Dash 8-400 aircraft have been newly integrated into the fleet since the beginning of the year.

The Group took a number of important steps in the reporting period as part of its concerted effort to adjust the fleet and business segments to changed market conditions. The sale of two Lear 60 Business Jets means that the 'Corporate Jet' business segment can now be closed down in its entirety. The order for a fourth Boeing 777 long haul jet was converted into a contract for three medium-range aircraft of the modern Boeing 737-800 type.

During the Group's consistent attempts to cut unnecessary capacity and idle

costs, three Dash 8 (one of which with a purchasing agreement) and one Boeing 737 aircraft had been leased out as at 31 March.

Due to the current lack of demand, one Airbus 321, one Canadair RJ, one Dash 8-300 and one Dash 8-400 were also put out of service temporarily. Current over-capacity is being reduced wherever possible and will be profitably employed again once markets have recovered.

Segment Reporting

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** increased in the first quarter of 2003 against the extremely weak comparison period the previous year. Available seat kilometers rose by 13.3 %. Due to the global uncertainty surrounding the Iraq conflict and SARS, however, revenue passenger kilometers – used as a measure of demand – only increased by 11.5 %. The passenger load factor fell to 64.9 % (−1.1P.) as a result. The number of passengers carried fell by 3.3 % to 1,532,941.

With total revenues of EUR 371.1m (−5.3 %), the EBIT for the scheduled segment was EUR −40.8m, compared to EUR −36.2m the previous year.

In the **charter service segment**, production increased compared to the weak preceding year. Available seat kilometers increased by 46.2 %. As levels of demand became progressively weaker, however, revenue passenger kilometers only rose by 32.5 %. Revenue in this segment totalled EUR 45.5m, following EUR 36.6m the previous year. The EBIT fell from EUR −4.1m in the first quarter of 2002 to EUR −7.1m in the same period of 2003.

The **complementary services** segment (which includes catering, Travel Value Shops, third party handling and aircraft leasing) recorded revenues of EUR 31.4m (−6.3 %) in the first quarter. At EUR 0.2m, the EBIT remained constant compared to the preceding year.

Taken by **geographical segment**, there were significant falls in scheduled services compared to the previous year, primarily on routes to North America and the Middle East. In the charter area, Tunisia, Morocco and Egypt developed at a stronger rate than last year, but remained below expectations due to the conflict in Iraq.

Austrian Airlines on the Capital Market

Fall in the share prices of airlines

With uncertainty on world stock exchanges due to the weakening economic cycle and the Iraq conflict, the Austrian Airlines share price has declined in value since the beginning of 2003, falling from EUR 6.90 to EUR 5.71. With the rapid conclusion to the war, the share price has recovered, closing at EUR 6.71 on 2 May.

Dividend payment cancelled for 2002

Against the background of the continuing high level of debt of the Group, the General Meeting of Shareholders has elected not to pay a dividend for the financial year 2002. This dividend policy will be maintained in the short term in an effort to strengthen the equity ratio. In the medium term, the turnaround will also benefit shareholders through the payment of appropriate dividends.

Investor Relations – comprehensive information for the financial community

The investor relations strategy of the Austrian Airlines Group is oriented towards providing the financial community with information that is comprehensive, direct and transparent. Management recently informed institutional investors, analysts and private shareholders about the corporate development and perspectives of the Austrian Airlines Group at a number of national and international events.

In April, the Group introduced an important new service to the public when the annual report 2002 also appeared in an online, interactive format for the first time. With the user-friendly structure of its contents and integrated search function, the online annual report is the perfect way to access information about the Austrian Airlines Group. The annual report 2002 is available online at www.aua.com/report2002.

Financial Calender

Half-Year Results	7 August 2002
Third Quarter Results	6 November 2002
Preliminary Results 2003/Forecast 2004	11 December 2002

AUSTRIAN AIRLINES GROUP

January-March 2003

IFRS Consolidated Income Statement

EURm		1–3/2003	1–3/2002	+/– %
Flight revenue		416.6	428.4	–2.8
Other revenue		31.4	33.5	–6.3
Revenue		**448.0**	**461.9**	**–3.0**
Changes in inventories		1.2	0.5	-
Income from disposal of non-current assets		–0.7	1.3	-
Other operating income		61.0	14.1	-
Operating revenue		**509.5**	**477.8**	**6.6**
Expenses for materials and services		284.4	281.6	1.0
Personnel expenses		104.5	99.1	5.4
Other operating expenses		57.6	56.5	1.9
EBITDAR		**63.0**	**40.6**	**55.2**
EBITDAR adjusted [3]		**17.7**	**45.0**	**–60.7**
Depreciation and amortisation [4]		96.3	57.2	68.4
Rentals		14.4	23.5	–38.7
Operating expenses		**557.2**	**517.9**	**7.6**
Result from operating activities (EBIT)		**–47.7**	**–40.1**	**–19.0**
Result from operating activities (EBIT) adjusted [5]		**–50.9**	**–35.7**	**–42.6**
Result from associates		0.0	–0.9	-
Financial expenses		–16.1	–27.9	42.3
Financial income		7.7	11.6	–33.6
Profit from the disposal of financial assets		1.8	5.8	–69.0
Other financial expenses and income		1.0	0.0	-
Financial result		**–5.6**	**–11.4**	**50.9**
Profit/Loss before tax		**–53.3**	**–51.5**	**–3.5**
Profit/Loss before tax adjusted [5]		**–58.3**	**–52.9**	**–10.2**
Income taxes		–0.1	–0.3	66.7
Profit/Loss after tax		**–53.4**	**–51.8**	**–3.1**
Profit/Loss after tax adjusted [5]		**–58.4**	**–53.2**	-
Minority interests		0.0	0.0	-
Net profit / net loss for the period		**–53.4**	**–51.8**	**–3,1**
Earnings per share	EUR	**–1.65**	**–1.52**	-

1 Inclusive of profits from exchange rate valuations at the reporting date (2003: EUR 46.0m, 2002: EUR 0.6m)
2 Inclusive of losses from exchange rate valuations at the reporting date (2003: EUR 0.0m, 2002: EUR 6.3m)
3 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
4 2003: Inclusive of depreciation of EUR 42.1m according to IAS 36 (Impairment)
5 Adjusted for profits from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

January-March 2003

IFRS Consolidated Balance Sheet

Assets

EURm	31.3.2003	31.12.2002	+/- %
Intangible assets	33.5	32.8	2.1
Aircraft	2,607.8	2,654.6	-1.8
Other tangible assets	133.0	136.2	-2.3
Investments in associates	7.6	7.6	0.0
Other financial assets	257.5	270.1	-4.7
Other non-current assets	111.6	108.0	3.3
Deferred tax assets	108.8	108.8	0.0
Non-current assets	**3,259.8**	**3,318.1**	**-1.8**
Inventories	41.4	47.9	-13.6
Trade receivables	142.7	159.2	-10.4
Other current assets	79.9	69.1	15.6
Short-term investments	81.5	84.6	-3.7
Cash on hand and at bank	155.9	150.5	3.6
Current assets	**501.4**	**511.3**	**-1.9**
Total assets	**3,761.2**	**3,829.4**	**-1.8**

Shareholders' equity and liabilities

EURm	31.3.2003	31.12.2002	+/- %
Issued share capital	247.2	247.2	0.0
Reserves	309.8	267.0	16.0
Net profit / net loss for the period	-53.4	42.8	-
Shareholders' equity	**503.6**	**557.0**	**-9.6**
Minority interests	**3.6**	**3.6**	**0.0**
Provisions	410.9	390.7	5.2
Interest-bearing liabilities	1,940.9	1,961.4	-1.0
Other liabilities	61.3	56.6	8.3
Non-current liabilities	**2,413.1**	**2,408.7**	**0.2**
Provisions	355.8	334.3	6.4
Interest-bearing liabilities	284.5	310.2	-8.3
Income tax liabilities	4.3	4.3	0.0
Other liabilities	196.3	211.3	-7.1
Current liabilities	**840.9**	**860.1**	**-2.2**
Total shareholders' equity and liabilities	**3,761.2**	**3,829.4**	**-1.8**

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued sharecapital	Capital reserves	Retained earnings incl. Net profit / loss for the period	Total
Shareholders' equity at 31.12.2001	247.2	278.0	3.9	529.1
Net profit / net loss for the peroiod			-51.8	-51.8
as at 31.3.2002	**247.2**	**278.0**	**-47.9**	**477.3**
Shareholders' equity at 31.12.2002	247.2	278.0	31.8	557.0
Net profit / net loss for the period			-53.4	-53.4
as at 31.3.2003	**247.2**	**278.0**	**-21.6**	**503.6**

IFRS Cash Flow Statement

EURm	1-3/2003	1-3/2002	+/- %
Profit/Loss before tax	-53.3	-51.5	-3.5
Depreciation of non-current assets	96.3	57.2	68.4
Result from sale of non-current assets	0.7	-1.3	-
Result from associates	0.0	-0.9	-
Net interest	8.4	16.3	-48.5
Income taxes paid	-0.1	-0.3	-66.7
Changes in inventories	6.5	0.9	-
Changes in assets	2.1	-79.4	-
Changes in provisions	41.7	104.9	-60.2
Changes in liabilities (excl. financial liabilities)	-10.3	30.9	-
Other non-cash changes	-45.3	0.0	-
Cash flows from operating activities	**46.7**	**76.8**	**-39.2**
Investments in tangible and intangible assets	-47.0	-168.4	72.1
Investments in financial assets	-	-	-
Expenses related to purchase of consolidated interests	-	-	-
Cash acquired from first time consolidation	-	-	-
Income from sale of non-current assets	11.9	1.3	-
Financial income	7.7	11.6	-33.6
Cash flows from investing activities	**-27.4**	**-155.5**	**82.4**
Change in interest-bearing liabilities	-0.9	58.2	-
Dividend payment	-	-	-
Financial expenses	-16.1	-27.9	-42.3
Cash flows from financing activities	**-17.0**	**30.3**	**-**
Change in cash and cash equivalents	**2.3**	**-48.4**	**-**
Cash and cash equivalents at beginning of period	**235.1**	**297.0**	**-20.8**
Cash and cash equivalents at end of period	**237.4**	**248.6**	**-4.5**

AUSTRIAN AIRLINES GROUP ➤

January-March 2003

Employees

Employees	1-3/2003	1-3/2002	+/- %
Average	7,238	7,427	-2.5
End of period	7,204	7,422	-2.9

Traffic Statistics (Scheduled- and Charter traffic)

Scheduled traffic		1-3/2003	1-3/2002	+/- %
Passengers carried		1,532,941	1,584,933	-3.3
Block hours		59,158	56,677	4.4
Revenue passenger kilometers	(000)	3,113,291	2,793,275	11.5
Available seat kilometers	(000)	4,800,586	4,237,515	13.3
Passenger load factor	in %	64.9	66.0	-1.1P.
ATK	(000)	658,824	574,756	14.6
RTK	(000)	431,851	370,269	16.6
Overall load factor	in %	65.5	64.4	1.1P.
Freight tons		29,792	25,451	17.1

Charter traffic		1-3/2003	1-3/2002	+/- %
Passengers carried		211,807	161,751	30.9
Block hours		8,585	6,076	41.3
Available seat kilometers	(000)	1,191,228	815,024	46.2

Total		1-3/2003	1-3/2002	+/- %
Passengers carried		1,744,748	1,746,684	-0.1
ATK	(000)	808,315	679,003	19.0
RTK	(000)	534,529	443,045	20.6

Capital market figures

Capital market figures		1-3/2003	1-3/2002	+/- %
Reuters code		AUAV.VI		
Share price High	EUR	7.58	10.52	-
Share price Low	EUR	5.71	7.86	-
Share price (end of period)	EUR	5.71	9.92	-
Market capitalization (end of period)	EURm	194.1	337.3	-42.5
Turnover on Vienna Stock Exchange	EURm	14.4	42.1	-65.8